June 26, 2025

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:

Guggenheim Strategic Opportunities Fund (File No. 811-21982)

Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust (File No. 811-22437)

Guggenheim Strategy Funds Trust (File No. 811-22946)

(each, a “Registrant” and collectively, the “Registrants”) (each Registrant and its series, if any, a “Fund” and collectively, the “Funds”)

Dear Ms. Hamilton:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and me as well as Michael P. Megaris from the Registrants and Julien Bourgeois and Puyin Bai from Dechert LLP on May 29, 2025. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR and Form N-CEN for each Registrant, relating to fiscal years ended September 30, 2024 or May 31, 2024, as applicable. A summary of the SEC staff’s comments, followed by the responses of the applicable Registrant(s), is set forth below.

Comment 1:

The independent public accountant’s report on internal control attached as an exhibit to each Registrant’s report filed on Form N-CEN does not indicate the city and state where the report was issued. Item G.1 Instruction 3 of Form N-CEN states that the accountant’s report shall “indicate the city and state where issued.” Please include this information going forward.

Response:	The Registrants acknowledge this comment and confirm that they will include the city and state where issued in the independent public accountant’s report on internal control in future filings.
Comment 2:

The Report of the Independent Registered Public Accounting Firm in each of the annual reports filed on Form N-CSR for Guggenheim Strategic Opportunities Fund and Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust does not indicate whether the information for the latest 5 fiscal years contained in the senior securities table has been audited. Item 4.3 Instruction 1 requires that the relevant information regarding senior securities “for at least the latest five fiscal years must be audited and must so state.” Please either file an amended annual report on Form N-CSR with a revised report of the independent audit firm stating that the relevant information presented in the senior securities table has been audited or amend the Registrants’ registration statements on Form N-2 accordingly.

Response:

The applicable Registrants acknowledge this comment and have considered the guidance provided by the SEC staff through Dear CFO letter 2001-02 (Senior Securities Table Disclosure). The letter states that one way to meet the senior securities audit requirement under Item 4.3 of Form N-2 is to “include the senior securities table information in the financial highlights,” and “[s]ince the financial highlights are specifically covered by the audit opinion, the senior securities table information also would be covered.” The applicable Registrants note that their annual reports filed on Form N-CSR include the senior securities table information in the financial highlights, which are covered by the audit opinion for each of the last five fiscal years. Accordingly, the applicable Registrants believe that their annual reports meet the senior securities audit requirement under Item 4.3 of Form N-2.

Comment 3:

Regarding the annual reports of Guggenheim Strategic Opportunities Fund and Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust filed on Form N-CSR, please supplementally explain in correspondence why Item 4(h) of Form N-CSR is not applicable.

Response:

The Registrants responded “Not applicable” as the Registrants’ accountant did not render any non-audit services to the Registrants’ investment adviser or any entity controlling, controlled by, or under common control with the investment adviser that provides ongoing services to the Registrants.

Comment 4:

For the annual reports of Guggenheim Strategic Opportunities Fund and Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust filed on Form N-CSR, please explain in correspondence the discrepancies between the weighted average interest rate presented in footnote (7) to the fee table and the weighted average interest rate in the Notes to Financial Statements. For example, in the annual report of Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust, the weighted average interest rate in footnote (7) to the fee table is 5.63% while the weighted average interest rate in the Notes to Financial Statements is 5.80%. In the annual report of Guggenheim Strategic Opportunities Fund, the weighted average interest rate in the footnote to the fee table is 5.52% while the weighted average interest rate in the Notes to Financial Statements is 5.58%.

Response:

With respect to Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust, the weighted average interest rate of 5.80% presented in the notes to financial statements represents the weighted average interest rate on reverse repurchase agreements for the full year ended May 31, 2024. The 5.63% presented in footnote (7) to the fee table is the weighted average interest rate at May 31, 2024 based on leverage outstanding at May 31, 2024 and is used in the “Other Information” section to present the most current expense impact of interest expense, as of May 31, 2024, for annual expenses that would be expected to be borne by shareholders. This same rationale is applicable to the discrepancy noted with respect to Guggenheim Strategic Opportunities Fund.

Comment 5:

For the annual report of Guggenheim Strategic Opportunities Fund filed on Form N-CSR, please explain in correspondence the discrepancy between the total annual expenses presented in the fee table as 2.69% and the total expenses presented in the Financial Highlights as 2.90%, excluding 7 bps of AFFE. For the annual report of Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust filed on Form N-CSR, please explain the discrepancy between the total annual expenses presented in the fee table as 3.20% and the total expenses presented in the Financial Highlights as 3.15%, excluding 34 bps of AFFE.

Response:

With respect to Guggenheim Strategic Opportunities Fund, the 2.69% presented in the fee table utilizes the weighted average interest rate on borrowings at May 31, 2024 and financial leverage outstanding at May 31, 2024 to present the most current impact of leverage, as of May 31, 2024, on hypothetical expenses. The 2.90% presented in the Financial Highlights reflects the average leverage outstanding and average interest rate on borrowings over the full year ended May 31, 2024. This same rationale is applicable to the discrepancy noted with respect to Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust.

Comment 6:

For the annual reports of Guggenheim Strategic Opportunities Fund and Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust filed on Form N-CSR, please include foreign currency costs on the balance sheet in future financial statements.

Response:	The applicable Registrants acknowledge this comment and confirm that they will include foreign currency costs on the balance sheet in future financial statements.
Comment 7:

Regarding all the Funds, for the Funds that invest in collateralized loan obligations, collateralized debt obligations and other structured finance vehicles, please list the specific class of investments held by the applicable Funds in such vehicles in the Schedule of Investments going forward.

Response:

The Registrants acknowledge this comment and note that the Registrants’ reports filed on Form N-CSR contain the specific class of investments held by the applicable Registrant in collateralized loan obligations, collateralized debt obligations and other structured finance vehicles in the Schedule of Investments. The Registrants confirm that they will continue to list the specific class of investments held by the applicable Registrant in collateralized loan obligations, collateralized debt obligations and other structured finance vehicles in the Schedule of Investments going forward.

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Please call the undersigned at 312.357.0375 or Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,
/s/ James M. Howley
James M. Howley
Chief Financial Officer, Chief Accounting Officer and Treasurer
Guggenheim Strategic Opportunities Fund
Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust
Guggenheim Strategy Funds Trust

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